Exhibit 99.1

CHINAEDU REPORTS FOURTH QUARTER AND FISCAL YEAR 2008 RESULTS

8.7% Increase in Fourth Quarter Net Revenue Year-Over-Year

with Fourth Quarter Net Revenue Exceeding Guidance

19.9% Increase in Net Revenue Year-Over-Year for Fiscal Year 2008

Live Conference Call to be held on Thursday, March 19, 2009

at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – March 18, 2009 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.(1)

Fourth Quarter and Fiscal Year 2008 Highlights

	3 Months Ended			12 Months Ended
Period Ending	December 31, 2007	December 31, 2008	Year over Year %	December 31, 2007	December 31, 2008	Year over Year %
Currency in thousands	RMB	RMB		RMB	RMB
Financial Data:
Net revenue	79,613	86,540	9%	264,988	317,720	20%
Gross profit	55,087	47,542	-14%	168,639	199,987	19%
Goodwill impairment	—	52,236	—	16,192	70,093	333%
Income (loss) from operations	18,672	(49,253)	N/A	40,256	(13,050)	N/A
Adjusted income (loss) from operations (Non-GAAP)	21,987	6,753	-69%	72,670	72,453	0%
Adjusted EBITDA (Non-GAAP)	24,412	10,505	-57%	81,409	85,271	5%
Net income (loss)	9,437	(38,984)	N/A	2,487	(43,019)	N/A
Adjusted net income (loss) (Non-GAAP)	12,487	16,819	35%	33,491	41,698	25%
Operating Data:
Revenue students for online degree program services	91,000	118,000	30%	192,000	243,000	27%

•                 Total net revenue for the fourth quarter of 2008 increased by 8.7% to RMB86.5 million ($12.7 million) from RMB79.6 million for the corresponding period in 2007.  Excluding the effect of a non-recurring revenue recognized of RMB8.4 million due to the additional tuition fees from our university partners in the fourth quarter of 2007, and the related effect of a value-added tax (“VAT”) refund, revenue growth for the fourth quarter of 2008 increased by 18.9% compared to the corresponding period in 2007.

•                 Total net revenue for the fiscal year 2008 increased by 19.9% to RMB317.7 million ($46.6 million) from RMB265.0 million for the fiscal year 2007.

•                 Net revenue from online degree programs, the Company’s major business segment, increased by 7.9% to RMB69.9 million ($10.3 million) for the fourth quarter of 2008 from RMB64.8 million for the corresponding period in 2007.  Excluding the effect of a non-recurring revenue recognized due to the

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.8225 to $1.00, the noon buying rate in effect on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

additional tuition fee from our university partners in the fourth quarter of 2007 and the related VAT refund, net revenue from online degree programs increased by 20.8% for the fourth quarter of 2008 compared to the corresponding period in 2007.

•                 Net revenue from online degree programs for the fiscal year 2008 increased by 26.3% to RMB255.4 million ($37.4 million) from RMB202.2 million for the fiscal year 2007.

•                 The number of revenue students(2) in online degree programs during the fourth quarter of 2008 increased by approximately 30% to over 118,000 from approximately 91,000 for the corresponding period in 2007.

•                 The number of revenue students in online degree programs for the fiscal year 2008 increased by 27% to approximately 243,000 from approximately 192,000 for the fiscal year 2007.

•                 A goodwill and intangibles impairment charge of RMB52.2 million ($7.7 million) was incurred in the fourth quarter of 2008.  Of this impairment charge, RMB50.3 million was related to the international curriculum program (RMB21.2 million of goodwill impairment and RMB29.1 million of intangibles impairment), and RMB1.9 million was related to the Jingzhou School.  Each of the goodwill and intangibles impairment charges is a non-cash charge and management does not believe that the fundamental operations of the international curriculum program or the Jingzhou School have been affected by the applicable impairment.

•                 Adjusted EBITDA, which is a non-GAAP measure defined as earnings before minority interest, interest income, taxes, depreciation, amortization, share-based compensation, one-time receivables write-off (in the third quarter of 2007), goodwill and intangibles impairment charges and currency exchange loss, decreased by 57.0% to RMB10.5 million ($1.5 million) in the fourth quarter 2008 from RMB24.4 million for the corresponding period in 2007.

•                 Adjusted EBITDA (non-GAAP) for the fiscal year 2008 increased by 4.7% to RMB85.3 million ($12.5 million) from RMB81.4 million for the fiscal year 2007.

•                 Net income for the fourth quarter of 2008 was a loss of RMB39.0 million ($5.7 million), as compared to income of RMB9.4 million for the corresponding period in 2007.

•                 Net income for fiscal year 2008 was a loss of RMB43.0 million ($6.3 million), as compared to income of RMB2.5 million for the fiscal year 2007.  Earnings per ordinary share (EPS) and diluted EPS for fiscal year 2008 were a loss of -$0.11and -$0.11 per ordinary share, respectively.

•                 Adjusted net income, which is a non-GAAP measure defined as net income excluding share-based compensation, amortization of intangible assets, one-time receivables write-off (in the third quarter of 2007), goodwill and intangibles impairment charges, and currency exchange loss, increased by 34.7% to RMB16.8 million ($2.5 million) in the fourth quarter of 2008 from RMB12.5 million for the corresponding period in 2007.

•                 Adjusted net income (non-GAAP) for the fiscal year 2008 increased by 24.5% to RMB41.7 million ($6.1 million) from RMB33.5 million for the fiscal year 2007.  Adjusted EPS and diluted adjusted EPS were $0.11 and $0.10 per ordinary share, respectively, for the fiscal year 2008.

“We are pleased to report healthy revenue growth for the fourth quarter of 2008, completing the fiscal year of 2008 with 19.9% total net revenue growth.  We also made a conscious effort to invest in our future growth,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer. “Although our fiscal year 2008 GAAP results were impacted by non-cash goodwill and intangibles impairment charges in our

(2) “Revenue students” refers to students of university online degree programs who have paid tuition in the applicable period.

non-core business segments, we are pleased with our operational results for the year.  Our online degree program services demonstrated significant enrollment growth.  We successfully executed the build out of our learning center network from one operational learning center in 2007 to our current network of 47 learning centers.  In addition, in the past year we continued to invest in courseware and technology development for our online degree programs, our online tutoring program as well as Anqing School in order to be well positioned for future growth.  We believe our investment in the selected business areas will contribute to the future growth of our revenue.  Looking ahead, we will continue to focus on the growth of our online education services through business development, improving operational efficiencies and improving our quality of services to university partners and students.”

Financial Results for the Fourth Quarter Ended December 31, 2008

Net Revenue

Total net revenue for the fourth quarter of 2008 was RMB86.5 million ($12.7 million), representing an 8.7% increase from the corresponding period in 2007.  Net revenue from online degree programs for the fourth quarter of 2008 was RMB69.9 million ($10.3 million), representing a 7.9% increase from RMB64.8 million for the corresponding period in 2007.  There were several factors that impacted the increase in net revenue:

•                 Our university partners’ online degree programs experienced strong growth in the number of revenue students in the fourth quarter of 2008 as compared to the corresponding period of 2007.  In the aggregate, our university partners had over 118,000 revenue students during the fourth quarter of 2008, representing an approximately 30% increase from the corresponding period of 2007.

•                 In the fourth quarter of 2007, there was a non-recurring revenue of RMB8.4 million recognized due to the additional tuition fee from our university partners.

•                 VAT refund of RMB6.0 million in the fourth quarter of 2008, which was recognized as net revenue from online degree programs, as compared to a VAT refund of RMB3.5 million in the fourth quarter of 2007.

Excluding the effect of a non-recurring revenue recognized due to the additional tuition fee from our university partners in the fourth quarter of 2007 and the effect of the related VAT refund, net revenue from online degree programs increased by 20.8% in the fourth quarter of 2008 compared to the corresponding period in 2007.

Net revenue from the Company’s non-online degree programs (online tutoring program, international curriculum programs and private primary and secondary schools) for the fourth quarter of 2008 was RMB16.6 million ($2.4 million), representing a 12.1% increase from RMB14.8 million for the corresponding period in 2007.  This increase was attributable to the increase in student enrollment at Anqing School for the academic year beginning in September 2008 upon completion of Phase I of the new campus construction.

Cost of revenue

Total cost of revenue for the fourth quarter of 2008 was RMB39.0 million ($5.7 million), representing an increase of 59.0% as compared to RMB24.5 million for the corresponding period of 2007.  Cost of revenue for online degree programs for the fourth quarter of 2008 was RMB28.2 million ($4.1 million), representing an increase of 79.3% as compared to RMB15.7 million for the fourth quarter of 2007.  The increase in cost of revenue for online degree programs was attributable primarily to the factors discussed below:

•                 Enrollment growth: In the fourth quarter of 2008, the number of revenue students enrolled in our university partners’ online degree programs increased by approximately 30% to over 118,000 from approximately 91,000 in the corresponding period, which resulted in an increase in recruiting-related expenses.

•                 Learning center operations: We continued to invest in expanding our learning center network in the fourth quarter of 2008 and in connection therewith recorded RMB2.0 million in related cost of revenue.  Costs related to the operation of our learning centers in 2007 were insignificant, as we were in the planning stage of the learning center network in 2007.

•                 Courseware development and technology upgrade: In the fourth quarter of 2008, we also invested in new courseware development and hardware upgrades at our collaborative alliances(3) and in connection therewith recorded approximately RMB3.2 million in increased cost of revenue.

•                 Recruiting related commissions: We recorded RMB1.4 million in commission payments in the fourth quarter of 2008 related to recruiting efforts by third parties.  In 2007, commissions related to third-party recruiting efforts were recorded in the third quarter as opposed to the fourth quarter of 2007 due to different completion times of recruiting activities.

Cost of revenue for non-online degree programs for the fourth quarter of 2008 was RMB10.8 million ($1.6 million), representing a 22.8% increase from RMB8.8 million for the corresponding period in 2007.  This increase was attributable primarily to increased cost of revenue related to Anqing School’s new campus, which was partially offset by a decrease in cost of revenue for the Pingdingshan School.  In September 2008, we completed Phase I of Anqing School’s new campus construction and began enrollment at Anqing School’s new campus.  As a result, in the fourth quarter of 2008, we recorded an increase of RMB3.3 million ($0.5 million) in cost of revenue for the Anqing School, primarily as a result of increased faculty and facility costs, and depreciation of fixed assets.

Gross Profit

Gross profit for the fourth quarter of 2008 was RMB47.5 million ($7.0 million), representing a 13.7% decrease from RMB55.1 million for the corresponding period of 2007.  Gross margin for the fourth quarter of 2008 was 54.9% as compared to 69.2% for the corresponding period of 2007.  This decrease was primarily attributable to our continued investment in our learning center network and new courseware development.  Although these investments have impacted our gross margin in the short term, management believes that these investments will bring long-term growth in the future.

Operating Expenses

Total operating expenses were RMB96.8 million ($14.2 million) for the fourth quarter of 2008, which increased by RMB60.4 million from RMB36.4 for the corresponding period in 2007.  This increase was attributable primarily to the factors discussed below.

(3) “Collaborative alliance” or “Collaborative alliances” refer to the subsidiary or subsidiaries that the Company formed with certain university partners to provide services to their online degree programs, which subsidiaries are majority owned by the Company.

•                     General and administrative expenses for the fourth quarter of 2008 were RMB27.4 million ($4.0 million), which represented a 5.0% increase from RMB26.1 million for the corresponding period of 2007.  This increase was attributable primarily to an increase in performance-based annual bonuses in 2008 as compared to 2007.

•                     Selling and marketing expenses were RMB8.2 million ($1.2 million) for the fourth quarter of 2008, which increased by RMB4.7 million from RMB3.5 million for the corresponding period in 2007.  This increase is attributable primarily to our investments in the following business segments:

•                      Learning center network expansion: Approximately RMB1.1 million of our selling and marketing expenses was attributable to the expansion of our learning center network.  Selling and marketing expenses related to our learning centers were insignificant in 2007.

•                      Online tutoring programs: In the fourth quarter of 2008, we continued to make significant operational changes at our online tutoring program, including increased promotion and advertising activities and expanding our internal sales force, and as a result, we incurred an increase of RMB2.6 million in selling and marketing expenses.

•                      Non-degree online education: In the fourth quarter of 2008, one of our university collaborative alliances incurred approximately RMB0.8 million in selling and marketing related expenses to promoting post secondary online education opportunities in the non-degree education market.

•                     Research and development expenses for the fourth quarter of 2008 were RMB8.9 million ($1.3 million), representing a 31.2% increase from RMB6.8 million for the corresponding period in 2007.  This increase was attributable primarily to increased technology platform upgrade and reconfiguration activities in some of our collaborative alliances in order to further enhance and support our online degree programs.

•                     Share-based compensation for the fourth quarter of 2008, which was allocated to the related operating cost and expense line items, was RMB1.7 million ($0.2 million), which increased by RMB0.6 million from RMB1.1 million for the corresponding period in 2007.  This increase was attributable primarily to an increase in the number and fair value of options granted in the fourth quarter of 2008 as compared to the corresponding period in 2007.

•                      A goodwill and intangibles impairment charge was incurred with respect to the international curriculum program and the private primary and secondary school program in the fourth quarter of 2008, which resulted in an aggregate non-cash charge of RMB52.2 million ($7.7 million).  Of this impairment charge, RMB50.3 million was related to the international curriculum program, of which RMB21.2 million was related to goodwill impairment and RMB29.1 million was related to intangibles impairment.  Management has significantly reduced its profitability forecast with respect to the international curriculum program due to adverse changes in the government regulatory environment and the resulting early termination of our previous overseas partner.  However, the Company has since engaged a new overseas partner and, as a result, despite the goodwill impairment charge, management continues to believe in the long-term prospect of the program.  The goodwill impairment charge of RMB1.9 million ($0.3 million) for the private primary and secondary school program was primarily due to management’s assessment that construction of Jingzhou School’s South campus will be further delayed, and as a result there is no definite expected enrollment period.

Income (loss) from Operations

As a result of the factors discussed above, loss from operations for the fourth quarter of 2008 was -RMB49.3 million (-$7.2 million), as compared to income of RMB18.7 million for the corresponding period of 2007.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding certain non-cash items, including share-based compensation, amortization of intangible assets, one-time receivables write-off (in the third quarter of 2007), goodwill and intangibles impairment and currency exchange loss, was RMB6.8 million ($1.0 million) for the fourth quarter of 2008, as compared to RMB22.0 million in the corresponding period of 2007.

The decrease in adjusted income from operations was attributable to our continued investment in the business and operations of the Company and as a result, we continue to believe that the fundamentals of our operations are consistent with the past year.  In particular, in the fourth quarter of 2008, the Company made significant investments in expanding our learning center network, new courseware development and technology upgrades for the online degree program, increased sales and marketing efforts for the online tutoring program, as well as efforts to develop non-degree education at one of our collaborative alliances.

Interest income

Interest income increased by 24.0% to RMB3.0 million ($0.4 million) in the fourth quarter of 2008, as compared to RMB2.4 million in the corresponding quarter of 2007.  This increase was attributable primarily to interest income earned on net proceeds from the Company’s initial public offering completed in December 2007.

Income Tax Expense and Minority Interest

Income tax income for the fourth quarter was RMB19.6 million ($2.9 million), representing a change from an income tax expense of RMB2.5 million for the corresponding period in 2007.  This was attributable primarily to the fact that, in the fourth quarter of 2008, seven of our subsidiaries and affiliate companies applied and qualified for the “new and high technology enterprise” status under the new Chinese Enterprise Income Tax Regulation, which came into effect on January 1, 2008.  Under the new tax regulation, the statutory tax rate for all enterprises in China is 25%, except for enterprises who have obtained the newly implemented “new and high technology enterprise” status.  As a result of their qualification for the “new and high technology enterprises” status, these subsidiaries received certain tax exemptions and a preferential statutory tax rate of 15%, which we used to reduce our deferred tax liabilities recorded in the past.  Also compared to 2007 during which some of our subsidiaries had used 33% statutory tax rate, while in the process of re-applying for the newly implemented “new and high technology enterprise” status in 2008, the Company used the 25% statutory tax rate instead of the preferential tax rate of 15%.

In addition, as a result of the impairment loss for the acquired intangible assets from our international curriculum programs, the related deferred tax liabilities recorded was reversed which reduced our income tax expense for the current quarter.

Minority interest was RMB12.5 million ($1.8 million) in the fourth quarter of 2008, representing a 44.3% increase, as compared to RMB8.6 million in the corresponding period in 2007, which is primarily attributable to the increased profitability of our collaborative alliances related to our online degree program.

Net Income (loss)

Net loss was RMB-39.0 million (-$5.7 million) for the fourth quarter of 2008, representing a decrease from net income of RMB9.4 million for the corresponding period in 2007.  The loss in the fourth quarter was attributable primarily to the goodwill and intangibles impairment charges discussed above.  Adjusted net income (non-GAAP) decreased to RMB16.8 million ($2.5 million) for the fourth quarter of 2008, as compared to RMB12.5 million in the corresponding period of 2007.  This decrease was attributable to the costs associate with our significant investments in expanding our learning center network, new courseware development and technology upgrades, increased sales and marketing efforts for the online tutoring program, as well as efforts to develop non-degree education at one of our collaborative alliances.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (non-GAAP) was RMB10.5 million ($1.5 million) for the fourth quarter of 2008, as compared to RMB24.4 million for the corresponding period in 2007.  This decrease was also attributable primarily to the costs associate with our significant investments in expanding our learning center network, new courseware development and technology upgrades, increased sales and marketing efforts for the online tutoring program, as well as efforts to develop non-degree education at one of our collaborative alliances.

Deferred Revenue

Deferred revenue at the end of the fourth quarter of 2008 was RMB102.1 million ($15.0 million), with current deferred revenue of RMB96.1 million ($14.1 million) and non-current deferred revenue of RMB6.1 million ($0.9 million).  Deferred revenue at the end of the fourth quarter of 2008 increased significantly compared to deferred revenue of RMB33.2 million at the end of the third quarter 2008 due to the seasonality of enrollments, which results in tuition being received generally during the second quarter (spring semester) and the fourth quarter (fall semester) of each year.

Cash and Cash Equivalents

As of December 31, 2008, ChinaEdu reported cash and cash equivalents of RMB353.9 million ($51.9 million), which primarily consisted of cash-on-hand, demand deposits and term deposits with maturity periods of three months or less.

Term Deposit and Amount Due from Related Parties

Term deposits and the amount due from related parties (which represents cash owed to us by our collaborative alliance partners) amounted to RMB63.5 million ($9.3 million) and RMB150.5 million ($22.1 million), respectively, at December 31, 2008.

Financial Results for the Fiscal Year Ended December 31, 2008

Net Revenue

We reported total net revenue for the fiscal year ended December 31, 2008 of RMB317.7 million ($46.6 million), representing a 19.9% increase from RMB265.0 million for the fiscal year ended December 31, 2007.  Net revenue from online degree programs for the fiscal year 2008 was RMB255.4 million ($37.4 million), representing a 26.3% increase from RMB202.2 million for the fiscal year 2007.  This increase was attributable primarily to the solid enrollment growth at our university partners’ online degree programs in fiscal year 2008 as compared to fiscal year 2007.  In the aggregate, our university partners had approximately 243,000 revenue students during fiscal year 2008, representing a 27% increase from approximately 192,000 revenue students in fiscal year 2007.

Net revenue from the Company’s non-online degree programs for the fiscal year 2008 was RMB62.3 million ($9.1 million), which remained relatively flat compared to RMB62.8 million for the fiscal year 2007.  This result was attributable primarily to the increase in student enrollment at the Anqing School in fiscal year 2008 being offset by a decrease in net revenue from our online tutoring program and international curriculum programs.

Cost of revenue

Total cost of revenue for fiscal year 2008 was RMB117.7 million ($17.3 million), representing a 22.2% increase from RMB96.3 million for fiscal year 2007.  Cost of revenue from our online degree programs for fiscal year 2008 was RMB76.2 million ($11.2 million), representing a 31.4% increase from RMB58.0 million in fiscal year 2007.  The increase was attributable primarily to the following factors:

•                     Enrollment growth: In fiscal year 2008, the number of revenue students enrolled in our university partners’ online degree programs increased by 27% to approximately 243,000 from approximately 192,000 revenue students in fiscal year 2007, which resulted in an increase in recruiting-related expenses.

•                     Learning center operation: In 2008, we significantly expanded our learning center network, increasing the number of learning centers from one operational learning center at the end of 2007 to 37 as of fiscal year-end 2008.  As a result of this significant expansion, cost of revenue related to learning centers operations was approximately RMB3.5 million for fiscal year 2008.  Cost of revenue related to our learning centers operations was insignificant in 2007.

•                     Courseware development and technology upgrade: We invested in new courseware development and hardware upgrades at our collaborative alliances in the fourth quarter of 2008 and in connection therewith recorded approximately RMB3.2 million in increased cost of revenue.

•                     Non-degree online education: In the second half of 2008, one of our university collaborative alliances incurred approximately RMB1.0 million in cost of revenue related to developing post secondary online education opportunities in the non-degree education market.

Cost of revenue for non-online degree programs for the fiscal year 2008 was RMB41.5 million ($6.1million), representing an 8.3% increase from RMB38.3 million for the fiscal year 2007.  This increase was attributable primarily to increased faculty and other operating facility costs as well as depreciation of fixed assets in the fourth quarter of 2008 of an aggregate of RMB3.3 million at Anqing School’s new campus upon completion of Phase I construction.

Gross Profit

Gross profit for the fiscal year 2008 was RMB200.0 million ($29.3 million), representing an 18.6% increase from RMB168.6 million for the fiscal year of 2007.

Gross margin for the fiscal year 2008 was 62.9%, as compared with gross margin of 63.6% for the fiscal year 2007.  Gross margin for the online degree programs was 70.2% in 2008 as compared with gross margin for the online degree programs of 71.3% for 2007.  The decrease in gross margin was primarily due to our investment in our learning center network and new courseware development.  Although these investments have impacted our gross margin in the short term, management believes that these investments will bring long-term growth in the future.

Operating Expenses

Total operating expenses for the fiscal year 2008 were RMB213.0 million ($31.2 million), representing a 65.9% increase from RMB128.4 million for fiscal year 2007. This increase was attributable primarily to the factors discussed below:

•                      General and administrative expenses for the fiscal year 2008 were RMB86.9 million ($12.7 million), representing a 13.0% increase from RMB76.9 million for fiscal year 2007.  The increase was primarily due to expenses associated with being a new U.S. publicly listed company.  In particular, in 2008 we incurred an increase of approximately RMB6.0 million in professional fees paid to auditors, lawyers, Sarbanes-Oxley Act of 2002 consultants, and other third-party service providers that provide advice and guidance regarding compliance with the regulatory requirements of a publicly listed company.

•                      Selling and marketing expenses for the fiscal year 2008 were RMB29.9 million ($4.4 million) as compared to RMB14.3 million for the fiscal year 2007.  The increase is attributable primarily to the following factors:

•                      Learning center network expansion: We recorded approximately RMB8.4 million in selling and marketing expenses in connection with the expansion of, and related marketing expenses related to, our learning center network in fiscal year 2008.  Selling and marketing expenses related to our learning centers were insignificant in 2007.

•                      Online tutoring program: We incurred an additional RMB3.6 million in selling and marketing expenses for our online tutoring program.

•                      Non-degree online education: One of our university collaborative alliances incurred approximately RMB1.1 million in selling and marketing related expenses to promoting post secondary online education opportunities in the non-degree education market.

•                      Research and development expenses for the fiscal year 2008 were RMB26.2 million ($3.8 million), representing a 24.6% increase from RMB21.0 million for the fiscal year 2007.  This increase was attributable primarily to technology platform upgrade and reconfiguration activities in some of the

Company’s collaborative alliances in order to further enhance and support our online degree programs.

•                      In the fiscal year 2008, the Company recognized total goodwill and intangibles impairment charges of RMB70.1 million ($10.3 million).  Of this amount, RMB68.2 million ($10.0 million) of impairment loss was related to the international curriculum program, which management has significantly reduced profitability forecast due to adverse change in government regulatory environment.  Despite the goodwill and intangibles impairment charge, management continues to believe in the long-term prospects of the program.  The goodwill impairment charge of RMB1.9 million ($0.3 million) for the private primary and secondary school program was taken in the fourth quarter of 2008, and is primarily due to management’s assessment that construction of Jingzhou School’s South campus will be further delayed, and as a result there is no definite expected enrollment period.

•                      Share-based compensation for the fiscal year 2008, which was allocated to the related cost of revenue and operating expense line items, was RMB5.2 million ($0.8 million), which represents an increase of RMB1.6 million from RMB3.6 million for the fiscal year 2007.  This increase was attributable primarily to an increase in the number and fair value of options granted in fiscal year 2008 as compared to fiscal year 2007.

Income (loss) from Operations

Loss from operations for fiscal year 2008 was -RMB13.1 million (-$1.9 million), as compared to an income of RMB40.3 million for the fiscal year 2007.  This decrease was attributable to the factors discussed above regarding increases in our cost of revenue and operating expenses.

Adjusted income from operations (non-GAAP) for fiscal year 2008 was RMB72.5 million ($10.6 million), representing a 0.3% decrease from RMB72.7 million for the fiscal year 2007. Correspondingly, adjusted operating margin (adjusted income from operations (non-GAAP) as a percentage of net revenue) was 22.8% for the fiscal year 2008 as compared to 27.4% for the fiscal year 2007.

Excluding the effect of increased expenses associated with being a publicly listed company of RMB6.0 million, adjusted operating margin was 24.7% for fiscal year 2008, as compared to 27.4% for fiscal year 2007. The decrease was attributable primarily to costs and expenses related to the operation of our learning center network, increased new courseware development, increased sales and marketing efforts at our online tutoring program, as well as efforts to develop non-degree education at one of our collaborative alliances.

Interest income

Interest income increased by 158.7% to RMB10.7 million ($1.6 million) in the fiscal year 2008, as compared to RMB4.1 million in the fiscal year 2007.  This increase was attributable primarily to the interest income earned on the net proceeds from the Company’s initial public offering completed in December 2007.

Income Tax Expense and Minority Interest

Income tax expense for the fiscal year 2008 was RMB3.5 million ($0.5 million), representing a significant decrease from RMB15.0 million for the fiscal year 2007.  This was attributable primarily to the fact that, in the fourth quarter of 2008, seven of our subsidiaries and affiliate companies applied and qualified for the “new and high technology enterprise” status under the new Chinese Enterprise Income Tax Regulation, which came into effect on January 1, 2008.  Under the new tax regulation, the statutory tax rate for all enterprises in China is 25%, except for enterprises who have obtained the newly implemented “new and high technology enterprise” status.  As a result of their qualification for the “new and high technology enterprise” status, these subsidiaries received certain tax exemptions and a preferential statutory tax rate of 15%, which resulted in a decrease in our deferred tax liabilities.

In addition, as a result of the impairment loss for acquired intangible assets from our international curriculum programs, the related deferred tax liabilities recorded was reversed which reduced our income tax expense for the current year.

Minority interest was RMB36.4 million ($5.3 million) in the fiscal year 2008, representing a 44.8% increase, as compared to RMB25.1 million in the corresponding period in 2007, which was primarily attributable to the increased profitability of our collaborative alliances.

Net Income (loss)

The Company recognized a net loss of -RMB43.0 million (-$6.3 million) for the fiscal year 2008, representing a significant decrease from net income of RMB2.5 million for the fiscal year 2007.  EPS and diluted EPS were a loss of -$0.11 per ordinary share for the fiscal year of 2008, as compared to EPS and diluted EPS of $0.01 per share for the fiscal year of 2007.  The loss was attributable primarily to the goodwill and intangibles impairment charges discussed above.

Adjusted net income (non-GAAP) was RMB41.7 million ($6.1 million), representing a 24.5% increase from RMB33.5 million for the fiscal year 2007.  Adjusted EPS and diluted adjusted EPS were $0.11 and $0.10 per ordinary share, respectively for the fiscal year 2008, which amounts were the same in fiscal year 2007.  Adjusted net margin (adjusted net income (non-GAAP) as a percentage of net revenue) was 13.1% in fiscal year 2008 compared to 12.6% in fiscal year 2007.  This increase was attributable primarily to the income tax benefit recorded in 2008 due to the reduction of deferred tax liabilities.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (non-GAAP) was RMB85.3 million ($12.5 million) for the fiscal year 2008, representing an increase of 4.7% as compared to RMB81.4 million for the fiscal year 2007.  Adjusted EBITDA margin (adjusted EBITDA as a percentage of net revenue) was 26.8% in 2008 as compared to 30.7% in 2007.

Excluding the effect of increased expenses related to being a publicly listed company of RMB6.0 million, adjusted EBITDA margin decreased to 28.7% for fiscal year 2008 compared to 30.7% for the fiscal year 2007.  The decrease was attributable primarily to costs and expenses related to the operation of our learning center network, increased new courseware development, increased sales and marketing efforts at our online tutoring program, as well as efforts to develop non-degree education at one of our collaborative alliances.

First Quarter 2009 Total Net Revenue Guidance

For the first quarter of 2009, ChinaEdu expects its total net revenue to be in the range of RMB75 million ($11.0 million) to RMB78 million ($11.4 million).  This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu senior management will host a conference call on Thursday, March 19, 2008 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 8:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 866 730 5765/ (International) +1 857 350 1589/ (HK) +852 3002 1672/ (China) +86 10 800 130 0399, and entering the passcode: 49391574.  A telephone replay of the conference call will be available shortly after the call until March 26, 2009 at (US) 888 286 8010/ (International) +1 617 801 6888 and entering passcode: 29928336. A live and archived webcast may be accessed via the Internet at http://ir.chinaedu.net.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets, goodwill and intangibles impairment, one-time accounts receivable write-off and currency exchange loss.  The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude minority interest, interest income, taxes, depreciation, amortization, share-based compensation, one-time accounts receivables write-off, goodwill and intangibles impairment, one-time accounts receivable write-off and currency exchange loss.  These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future.  These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 12 long-term, exclusive contracts that generally vary from 15 to 50 years in length.  ChinaEdu also performs recruiting services for 14 universities through our nationwide learning center network.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:

Lily Liu, CFO

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1002

E-mail: ir@chinaedu.net

S. Jimmy Xia, IR Manager

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1150

E-mail: ir@chinaedu.net

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	497,114	353,933	51,877
Accounts receivable, net	1,238	14,854	2,177
Term deposit	6,042	63,500	9,307
Prepaid expenses and other current assets	17,492	20,251	2,968
Amounts due from related parties	105,522	150,472	22,055
Deferred tax assets	9,521	3,986	584
Total current assets	636,929	606,996	88,968
Cost method investment	1,210	1,210	177
Land use rights, net	26,949	28,344	4,154
Property and equipment, net	130,745	161,925	23,734
Deposits paid for acquisition of property and equipment	2,025	8,619	1,263
Intangible assets, net	105,852	70,377	10,315
Deferred tax assets	1,416	2,096	307
Rental deposits	1,623	958	140
Goodwill	73,319	38,155	5,593
Total assets	980,068	918,680	134,651

Liabilities, minority interest and shareholders’ equity
Current liabilities:
Accounts payable	2,773	8,530	1,250
Deferred revenues	83,816	96,068	14,081
Accrued expenses and other current liabilities	42,096	51,629	7,567
Amounts due to related parties	28,316	25,769	3,777
Income taxes payable	22,455	27,917	4,092
Other taxes payable	6,666	12,008	1,760
Total current liabilities	186,122	221,921	32,527
Long term debt	25,724	—	—
Deferred revenues	3,124	6,073	890
Deferred tax liabilities	24,036	11,069	1,622
Unrecognized tax benefit	4,332	5,473	802
Total liabilities	243,338	244,536	35,841

Minority interests	57,996	84,315	12,358

Total shareholders’ equity	678,734	589,829	86,452
Total liabilities, minority interest, and shareholders’ equity	980,068	918,680	134,651

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Twelve Months Ended
(in thousands, except for percentage and share, per share information)	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
(in thousands, unaudited)	RMB	RMB	RMB	US$	RMB	RMB	US$

Net Revenue:
Online degree programs	64,813	65,359	69,945	10,252	202,185	255,388	37,433
International curriculum programs	6,640	8,178	5,300	777	31,434	27,607	4,046
Online tutoring programs	4,488	3,609	4,472	655	18,013	15,436	2,263
Private primary and secondary schools	3,672	4,858	6,823	1,000	13,356	19,289	2,827
Total net revenue	79,613	82,004	86,540	12,684	264,988	317,720	46,569

Cost of revenue:
Online degree programs	15,729	19,266	28,195	4,133	58,027	76,224	11,172
International curriculum programs	4,663	5,949	3,532	518	23,503	19,920	2,920
Online tutoring programs	720	852	1,443	212	3,875	4,017	589
Private primary and secondary schools	3,414	5,134	5,828	854	10,944	17,572	2,576
Total cost of revenue	24,526	31,201	38,998	5,717	96,349	117,733	17,257

Gross profit:
Online degree programs	49,084	46,093	41,750	6,119	144,158	179,164	26,261
International curriculum programs	1,977	2,229	1,768	259	7,931	7,687	1,126
Online tutoring programs	3,768	2,757	3,029	443	14,138	11,419	1,674
Private primary and secondary schools	258	(276)	995	146	2,412	1,717	251
Total gross profit	55,087	50,803	47,542	6,967	168,639	199,987	29,312

Online degree programs	75.7%	70.5%	59.7%	59.7%	71.3%	70.2%	70.2%
International curriculum programs	29.8%	27.3%	33.4%	33.4%	25.2%	27.8%	27.8%
Online tutoring programs	84.0%	76.4%	67.7%	67.7%	78.5%	74.0%	74.0%
Private primary and secondary schools	7.0%	-5.7%	14.6%	14.6%	18.1%	8.9%	8.9%
Gross margin	69.2%	62.0%	54.9%	54.9%	63.6%	62.9%	62.9%

Operating expenses:
General and administrative	26,106	20,150	27,410	4,018	76,893	86,908	12,738
Selling and marketing	3,491	8,770	8,202	1,202	14,277	29,851	4,375
Research and development	6,818	5,510	8,947	1,311	21,021	26,185	3,838
Goodwill and Intangible assets impairment	—	17,857	52,236	7,656	16,192	70,093	10,274
Total operating expenses	36,415	52,287	96,795	14,187	128,383	213,037	31,225
Income (loss) from operations	18,672	(1,484)	(49,253)	(7,220)	40,256	(13,050)	(1,913)
Operating margin	23.5%	-1.8%	-56.9%	-56.9%	15.2%	-4.1%	-4.1%

Other income (expense)	—	121	145	21	394	562	82
Interest income	2,398	2,326	2,973	436	4,118	10,652	1,561
Interest expense	(475)	(106)	(1)	—	(2,130)	(1,298)	(190)
Income (loss) before income tax provisions and minority interest	20,595	857	(46,136)	(6,763)	42,638	(3,134)	(460)

Income tax expense	(2,519)	(8,769)	19,621	2,876	(15,003)	(3,473)	(509)
Minority interest, net of taxes	(8,639)	(7,397)	(12,469)	(1,828)	(25,148)	(36,412)	(5,337)
Net income (loss)	9,437	(15,309)	(38,984)	(5,715)	2,487	(43,019)	(6,306)
Net margin	11.9%	-18.7%	-45.0%	-45.0%	0.9%	-13.5%	-13.5%

Net income (loss) per share:
Basic	0.21	(0.26)	(0.70)	(0.10)	0.06	(0.75)	(0.11)
Diluted	0.19	(0.26)	(0.70)	(0.10)	0.05	(0.75)	(0.11)

Net income (loss) per ADS:
Basic	0.63	(0.78)	(2.10)	(0.30)	0.18	(2.25)	(0.33)
Diluted	0.57	(0.78)	(2.10)	(0.30)	0.15	(2.25)	(0.33)

Weighted average aggregate number of ordinary shares outstanding:
Basic	45,015,332	57,913,939	55,951,673	55,951,673	42,147,170	57,679,504	57,679,504
Diluted	50,477,265	57,913,939	55,951,673	55,951,673	47,322,184	57,679,504	57,679,504

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Twelve Months Ended
(in thousands)	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
(in thousands, unaudited)	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	9,437	(15,309)	(38,984)	(5,715)	2,487	(43,019)	(6,306)
Minority interest	8,639	7,397	12,469	1,828	25,148	36,412	5,337
Share-based compensation	1,148	1,494	1,683	247	3,643	5,231	767
Depreciation	2,285	3,005	3,570	523	8,206	12,212	1,790
Amortization of land use rights	140	142	182	27	533	606	89
Amortization of intangible assets	2,167	2,142	2,087	306	8,548	8,746	1,282
Goodwill and Intangible assets impairment	—	17,857	52,236	7,656	16,192	70,093	10,274
Accounts receivable write-off	3,018	—	1,215	178	7,049	1,215	178
Fixed assets write down	—	—	—	—	688	—	—
Other income	—	—	—	—	(394)	—	—
Interest expense	475	—	—	—	2,130	—	—
Loss (gain) from disposal of property and equipment	89	—	1,663	244	89	1,663	244
Deferred income taxes	(6,541)	787	(16,310)	(2,391)	(1,283)	(8,387)	(1,229)
Accounts receivable	187	8,167	(10,341)	(1,516)	11,340	(14,658)	(2,148)
Prepaid expenses and other current assets	(2,351)	3,610	(7,287)	(1,068)	(8,737)	(2,970)	(435)
Amounts due from related parties	(46,120)	41,085	(22,991)	(3,370)	(52,492)	(44,950)	(6,588)
Rental deposits	(236)	(4)	107	16	(1,187)	665	97
Accounts payable	(536)	190	(1,084)	(159)	(5,640)	(950)	(139)
Deferred revenues	58,949	(53,603)	68,925	10,103	7,905	15,210	2,229
Accrued expenses and other current liabilities	21,918	1,629	16,213	2,375	20,860	10,011	1,467
Amounts due to related parties	9,415	12,081	(29,096)	(4,265)	25,045	(4,368)	(640)
Unrecognized tax benefit	134	—	872	128	588	1,141	167
Other taxes payable	2,183	2,206	5,287	775	2,914	5,342	783
Income tax payable	9,046	9,229	(4,556)	(668)	9,495	5,462	801

Net cash provided by (used in) operating activities	73,446	42,105	35,860	5,254	83,127	54,707	8,020

Investing activities:
Purchase of business	—	(2,700)	—	—	(22,520)	(6,700)	(982)
Purchase of land use right	(1,500)	—	(160)	(23)	(2,195)	(160)	(23)
Purchase of property and equipment	(44,745)	(11,853)	(4,745)	(695)	(69,687)	(36,323)	(5,324)
Deposits paid for acquisition of property and equipment	26,599	(5,024)	(2,616)	(383)	(2,025)	(8,650)	(1,268)
Purchase of term deposit	4,158	(71,500)	41,000	6,010	3,958	(57,458)	(8,422)
Purchase of contractual right	—	—	—	—	(3,430)	(1,225)	(180)
Proceeds from disposal of property and equipment	—	—	—	—	—	31	5
Net cash used in investing activities	(15,488)	(91,077)	33,479	4,909	(95,899)	(110,485)	(16,194)

Financing activities:
Proceeds from IPO	348,827	—	—	—	348,827	—	—
Proceeds from issuance of Series D convertible preferred shares	—	—	—	—	72,033	—	—
Proceeds from exercise of warrants	1,664	—	—	—	3,838	—	—
Collection of subscription receivable	—	—	—	—	1,117	—	—
Repurchase of ordinary shares	—	(14,725)	(13,714)	(2,010)	(12,813)	(34,190)	(5,011)
Repurchase of series B convertible preferred shares	—	—	—	—	(640)	—	—
Repayment of convertible notes	(22,650)	—	—	—	(27,783)	—	—
Repayment of long-term loan interest and principal	(1,080)	(23,568)	—	—	(1,080)	(25,724)	(3,770)
Cash dividends paid to minority shareholders	(12,333)	(4,050)	(7,269)	(1,065)	(19,028)	(11,319)	(1,659)
Capital contributions by minority shareholders	—	—	—	—	2,030	1,225	180
Proceeds from exercise of options	—	404	1,383	203	—	1,787	262
Prepayment for share repurchase	—	(5,751)	—	—	—	—	—
Net cash provided by (used in) financing activities	314,428	(47,690)	(19,600)	(2,872)	366,501	(68,221)	(9,998)

Effect of foreign exchange rate changes	(4,106)	(746)	865	126	(4,930)	(19,182)	(2,815)

CASH AND CASH EQUIVALENTS, beginning of period	128,834	400,737	303,329	44,460	148,315	497,114	72,864

CASH AND CASH EQUIVALENTS, end of period	497,114	303,329	353,933	51,877	497,114	353,933	51,877

Net increase (decrease) in cash	368,280	(97,408)	50,604	7,417	348,799	(143,181)	(20,987)

ChinaEdu Corporation

Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended				Twelve Months Ended
(in thousands, unaudited)	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations
GAAP Result	18,672	(1,484)	(49,253)	(7,220)	40,256	(13,050)	(1,913)
Share-based compensation	1,148	1,494	1,683	247	3,643	5,231	767
Exchange loss	—	1,433	—	—	—	1,433	210
Amortization of intangible assets	2,167	2,142	2,087	306	8,548	8,746	1,282
Goodwill and Intangible assets impairment	—	17,857	52,236	7,656	16,192	70,093	10,274
Accounts receivable write-off from prior owner of International Curriculum Program	—	—	—	—	4,031	—	—
Adjusted income (loss) from operations (Non-GAAP)	21,987	21,442	6,753	989	72,670	72,453	10,620
Adjusted operating margin	27.6%	26.1%	7.8%	7.8%	27.4%	22.8%	22.8%

Net income (loss)
GAAP Result	9,437	(15,309)	(38,984)	(5,715)	2,487	(43,019)	(6,306)
Share-based compensation	1,148	1,494	1,683	247	3,643	5,231	767
Exchange loss	—	1,433	—	—	—	1,433	210
Minority interest for Share-based compensation	(265)	(194)	(203)	(30)	(774)	(786)	(115)
Amortization of intangible assets	2,167	2,142	2,087	306	8,548	8,746	1,282
Goodwill and Intangible assets impairment	—	17,857	52,236	7,656	16,192	70,093	10,274
Accounts receivable write-off from prior owner of International Curriculum Program	—	—	—	—	4,031	—	—
Deferred tax benefit for accounts receivable write-off from prior owner of International Curriculum Programs	—	—	—	—	(636)	—	—

Adjusted net income (loss) (Non-GAAP)	12,487	7,423	16,819	2,464	33,491	41,698	6,112
Adjusted net margin	15.7%	9.1%	19.4%	19.4%	12.6%	13.1%	13.1%

Adjusted net income (loss) per share:
Basic	0.28	0.13	0.30	0.04	0.79	0.72	0.11
Diluted	0.25	0.12	0.29	0.04	0.71	0.69	0.10

Weighted average aggregate number of ordinary shares outstanding:
Basic	45,015,332	57,913,939	55,951,673	55,951,673	42,147,170	57,679,504	57,679,504
Diluted	50,477,265	59,800,339	57,563,770	57,563,770	47,322,184	60,487,587	60,487,587

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding certain non-cash items, including share-based compensation, amortization of intangible assets, one-time receivables write-off (in the third quarter of 2007), goodwill and intangibles impairment and currency exchange loss.

Adjusted net income, which is a non-GAAP measure defined as net income excluding share-based compensation, amortization of intangible assets, one-time receivables write-off (in the third quarter of 2007), goodwill and intangibles impairment charges, and currency exchange loss.

ChinaEdu Corporation

Reconciliation from net income to adjusted EBITDA (*)

	Three Months Ended				Twelve Months Ended
(in thousands, unaudited)	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	9,437	(15,309)	(38,984)	(5,715)	2,487	(43,019)	(6,306)
Minority interest	8,639	7,397	12,469	1,828	25,148	36,412	5,337
Income tax provision	2,519	8,769	(19,621)	(2,876)	15,003	3,473	509
Exchange loss	—	1,433	—	—	—	1,433	210
Interest income and other,net	(1,923)	(2,341)	(3,117)	(457)	(2,382)	(9,916)	(1,453)
Depreciation	2,285	3,005	3,570	523	8,206	12,212	1,790
Intangible Amortization	2,167	2,142	2,087	306	8,548	8,746	1,282
Land use right amortization	140	142	182	27	533	606	89
Goodwill and Intangible assets impairment	—	17,857	52,236	7,656	16,192	70,093	10,274
Accounts receivable write-off	—	—	—	—	4,031	—	—
Share-based compensation	1,148	1,494	1,683	247	3,643	5,231	767

Adjusted EBITDA	24,412	24,589	10,505	1,539	81,409	85,271	12,499
Adjusted EBITDA margin	30.7%	30.0%	12.1%	12.1%	30.7%	26.8%	26.8%

Adjusted EBITDA, which is a non-GAAP measure defined as earnings before minority interest, interest income, taxes, depreciation, amortization, share-based compensation, one-time receivables write-off (in the third quarter of 2007), goodwill and intangibles impairment charges and currency exchange loss.